Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, WI 53202

May 17, 2023

VIA EDGAR TRANSMISSION

Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 33-12213 and 811-05037

Dear Ms. Miller:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on May 8, 2023, with respect to recent Form N-CSR and Form N-CEN filings and registration statements for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000004945	Trillium ESG Global Equity Fund	6/30/2022
S000050271	Trillium ESG Small/Mid Cap Fund	6/30/2022
S000026760	Akre Focus Fund	7/31/2022
S000070633	Boston Common ESG Impact Emerging Markets Fund	9/30/2022
S000030907	Boston Common ESG Impact International Fund	9/30/2022
S000030908	Boston Common ESG Impact U.S. Equity Fund	9/30/2022
S000004936	TCM Small Cap Growth Fund	9/30/2022
S000037988	Becker Value Equity Fund	10/31/2022
S000025205	Congress Large Cap Growth Fund	10/31/2022
S000038711	Congress Mid Cap Growth Fund	10/31/2022
S000058028	Congress Small Cap Growth Fund	10/31/2022
S000036430	Muzinich Credit Opportunities Fund	12/31/2022
S000036428	Muzinich High Income Floating Rate Fund	12/31/2022
S000054438	Muzinich Low Duration Fund	12/31/2022
S000036429	Muzinich U.S. High Yield Credit Fund	12/31/2022
For your convenience, the comments have been reproduced with a response following each comment.
Comment 1.    With respect to the Trillium Funds filing on Form N-CEN, the Staff notes that the “Report of Independent Registered Public Accounting Firm” exhibit submitted with the filing was not signed by the audit firm. Please submit an amended filing on Form N-CEN and include a signed report from the audit firm as an exhibit to the amended filing.

Response:    The Trust confirms that it will submit an amended filing on Form N-CEN for the Trillium Funds via EDGAR and include a signed report from the audit firm as an exhibit to the amended filing.

Comment 2.    With respect to the annual reports for the FYE’s 9/30 and 10/31 filed on Form N-CSR for the Boston Common Funds, Becker Value Equity Fund, and Congress Funds, the Notes to the Financial Statements state the funds have certain commitments and contingencies, however the balance sheet does not have disclosure either by amount or by a line item that references the Notes to the Financial Statements. Please include these references in future filings.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 3.    With respect to the annual report filed on Form N-CSR for the Muzinich Funds, in the Notes to Financial Statements, Note 1 - Organization, the disclosure provides four separate commencement of operation dates when there are only three active funds. Please revise in future filings. See Regulation S-X 6-04.15.

Response:    The Trust confirms that the requested change will be made in future shareholder reports.

Comment 4.    Item 4(d) of the registrant’s certification required by Item 13(a)(2) of Form N-CSR does not refer to the correct time period for the Akre Focus Fund, Boston Common Funds, and Muzinich Funds. Please file an amended Form N-CSR to include the correct form of certification and ensure the form of certification is updated to be accurate.

Response:    The Trust confirms that it will submit amended filings on Form N-CSR for the Akre Focus Fund, Boston Common Funds, and Muzinich Funds via EDGAR and include an updated form of certification to these amended filings.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (414) 516-1716 or carl.gee@usbank.com.

Sincerely,

/s/ Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust
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